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Exhibit 12.1

Health Net, Inc.

Calculation of Ratio of Earnings to Fixed Charges — Consolidated Basis

(Amount in Thousands, Except Ratios)

	Year Ended December 31,
	2001		2000		1999		1998	1997
Income from continuing operations	$137,350		$262,747		$244,008		$(254,154)	$(89,248)
Interest expense	54,940		87,930		83,808		92,159	63,555
Amortization of debt expense	3,280		3,395		3,170		1,100	—
Interest portion of rental expense (a)	8,403		7,470		7,350		7,545	7,305

Earnings	$203,973		$361,542		$338,336		$(153,350)	$(18,388)
Fixed Charges	$66,623		$98,795		$94,328		$100,804	$70,860
(Total of interest expense, amort. and interest portion of rental expense)
Ratio of earnings to fixed charges	3.1	×	3.7	×	3.6	×	(b )	(b )

(a)
Interest portion of rental expense is estimated to be 15%.

(b)
No ratio is shown for 1998 and 1997 because earnings were insufficient to cover fixed charges by $153.4 million and $18.4 million, respectively.

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  Exhibit 12.1
Health Net, Inc. Calculation of Ratio of Earnings to Fixed Charges — Consolidated Basis (Amount in Thousands, Except Ratios)